

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2013

<u>Via E-mail</u>
Mr. Yaron Elad
Chief Financial Officer
Elron Electronic Industries Ltd.
3 Azrieli Center
42nd Floor
Tel-Aviv, Israel 6702301

      **Re:**    **Elron Electronic Industries Ltd.**
             **Form 20-F for year ended December 31, 2012**
             **Filed on March 11, 2013**
             **File No. 000-11456**

Dear Mr. Elad:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief